Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Reliastar Select Variable Account
    Reliastar Life Insurance Company

Ladies/ Gentlemen:

We hereby respectfully request withdrawal of the Form N-4 registration statement file No. 33-69892 filed on January 14, 2000. If you have any questions, please contact me at 612-372-5512.

Sincerely


/s/ Stewart D. Gregg